SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of June, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





              AMERICAN EXPRESS CARDS NO LONGER ACCEPTED BY RYANAIR


Ryanair Holdings plc Europe's largest low fares airline, today announced that with effect from June 30th 2003 it will no longer accept the American Express charge card.

In order to continue to offer even lower fares to consumers and as part of its ongoing cost reduction programme, Ryanair will no longer accept the excessive charges levied by American Express. These charges are substantially higher than those of the other major credit card issuers. Ryanair will of course continue to accept all other major cards on Europe's largest travel website www.ryanair.com



Ends    19th June 2003

For further information

Please contact:

Paul Fitzsimmons
Ryanair
Tel: 353-1-8121212

Pauline McAlester
Murray Consultants
Tel: 353-1-4980300

              www.RYANAIR.COM - The low fares website




END


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 June 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director